Press Release
CAE reports third quarter fiscal 2019 results

•	Revenue of $816.3 million vs. $828.2 million in prior year

•	Diluted EPS of $0.29 vs. $0.53 ($0.38 before US tax reform impact and AACE net gain) in prior year

•	Free cash flow(1) $155.1 million vs. $146.0 million in prior year

•	Order intake of $882.1 million for a record $9.0 billion backlog(2)

•	Record 64 Civil FFS orders year-to-date and approximately 70 total expected for full fiscal year

Montreal, Canada, February 8, 2019 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $816.3 million for the third quarter of fiscal year 2019, compared with $828.2 million in the third quarter last year. Third quarter net income attributable to equity holders was $77.6 million ($0.29 per share) compared to $143.8 million ($0.53 per share) last year. Excluding the income tax recovery related to the US tax reform and net gain on the fair valuation of CAE's prior investment in the Asian Aviation Centre of Excellence (AACE), net income would have been $102.7 million ($0.38 per share) last year. All financial information is in Canadian dollars unless otherwise indicated.

“CAE had good market momentum in the third quarter with orders of $882 million for a record $9 billion backlog; and we generated over $155 million in free cash flow. As we look to the remainder of the year, we continue to expect CAE to deliver on its annual outlook,” said Marc Parent, CAE’s President and Chief Executive Officer. “Operating income was lower year over year in the third quarter, which is consistent with our expectation that a disproportionate share of our annual growth outlook will be driven by record simulator deliveries in the last quarter of the fiscal year. Order activity for our Civil training solutions remains strong with our Civil backlog reaching a new high $4.6 billion. We signed long-term training agreements with customers including easyJet, and year-to-date, we have sold 64 full-flight simulators, which already surpasses the annual industry record. In Defence, performance for the quarter was mixed. We had strong revenue growth, driven mainly by a higher level of services activity on contracts in the early stages of profitability ramp up. Additional timing related factors also contributed to lower Defence operating income in the quarter, which we expect to mitigate in the coming quarters."

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q3-2019	Q3-2018	Variance %
			Restated*
Revenue		$816.3	$828.2	(1%)
Operating profit(3)		$113.0	$151.2	(25%)
Operating margins	%	13.8%	18.3
Operating profit excluding the AACE net gain		$113.0	$147.2	(23%)
Operating margins excluding the AACE net gain	%	13.8%	17.8
Net income		$79.5	$145.8	(45%)
Net income attributable to equity holders of the Company		$77.6	$143.8	(46%)
Earnings per share (EPS)		$0.29	$0.53	(45%)
Net income attributable to equity holders excluding the
US tax reform impact and AACE net gain		$77.6	$102.7	(24%)
EPS excluding the US tax reform impact and AACE net gain		$0.29	$0.38	(24%)
Total backlog		$8,964.6	$7,534.9	19%
* Financial results reported were restated to reflect the accounting changes required by IFRS 15.

Civil Aviation Training Solutions (Civil)
Third quarter Civil revenue was $458.4 million, down 15% compared to the same quarter last year. Segment operating income(4) was $87.2 million (19.0% of revenue), down 24% compared to the third quarter last year, excluding the

AACE net gain. Third quarter Civil training centre utilization(5) was 75%. Because of the five-week work disruption last summer, as anticipated, Civil had fewer simulator deliveries (simulators installed with customers and ready for training) during the third quarter compared to the third quarter last year. CAE successfully accelerated production to mitigate the impact of this action and Civil is on track to deliver a record 56 full-flight simulators (FFSs) for the year, with more than 40 percent in the fourth quarter alone.

During the quarter, Civil signed training solutions contracts valued at $586.6 million, including a 10-year pilot training contract with easyJet whereby all easyJet pilots will train at CAE in three European pilot training locations, including a new state-of-the-art training centre in London-Gatwick. Civil also signed an exclusive pilot training contract with Endeavor Air, as well as business aviation pilot training contracts with Icon Aviation and Windsor Jet. Civil sold 16 FFSs during the quarter to customers including Nippon Cargo Airlines, Aeroméxico, Lufthansa Aviation Training, and Shanghai Eastern Flight Training Company. These orders bring the total for the first nine months of the fiscal year to 50 FFSs. Civil has sold another 14 FFSs since the end of the quarter for 64 year-to-date, and now expects to sell approximately 70 FFSs for the fiscal year.

The Civil book-to-sales(2) ratio was 1.28x for the quarter and 1.31x for the last 12 months. The Civil backlog at the end of the quarter was a record $4.6 billion.

On November 8, 2018, CAE agreed to monetize its future royalty obligations under an Authorized Training Provider (ATP) agreement with Bombardier and extend this agreement to 2038. In December 2018, CAE concluded the monetization transaction which resulted in a cash outlay of U.S. $155.0 million. CAE's acquisition of Bombardier's Business Aircraft Training business (BAT) has cleared regulatory hurdles under U.S. antitrust law and, pending the receipt of the remaining regulatory approvals and third-party consents, CAE now expects to conclude the acquisition of BAT by the end of March 2019.

Since the end of the quarter, Civil acquired Avianca’s share of its training joint venture, including Avianca's training assets, as part of an exclusive 15-year training outsourcing agreement.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU and FFSs deployed)		Q3-2019	Q3-2018	Variance %
			Restated
Revenue		$458.4	$540.5	(15%)
Segment operating income (SOI)		$87.2	$119.4	(27%)
Operating margins	%	19.0%	22.1
SOI excluding the AACE net gain		$87.2	$115.4	(24%)
Operating margins excluding the AACE net gain	%	19.0%	21.4
Total backlog		$4,566.1	$3,925.6	16%
Simulator equivalent unit (SEU)(6)		219	205	7%
FFSs deployed		266	252	6%

Defence and Security (Defence)
Third quarter Defence revenue was $330.2 million, up 27% compared to the same quarter last year and segment operating income was $25.2 million (7.6% of revenue), down 17% compared to the third quarter last year. Revenue growth was driven mainly by a higher level of services activity, including contracts under recently acquired AOCE, and the U.S. Navy Chief of Naval Air Training contract, both of which are in the early stages of profitability ramp-up. Additional timing related factors contributed to lower Defence operating income and margins compared to the third quarter last year: Defence experienced higher R&D expenses related to recent development programs; and, it had delays in the advancement of higher margin programs including the Canadian Fixed-Wing Search and Rescue and the UAE Naval Training Centre. The Company has already taken measures to mitigate these timing related impacts in the coming quarters.

During the quarter, Defence booked orders for $267.8 million, including the first increment of an eight-year, more than $250 million contract with the U.S. Air Force to provide comprehensive C-130H aircrew training services. Other notable orders included a contract to provide the Eurofighter industry consortium with a range of training device upgrades and maintenance support services for Germany and Spain’s Eurofighter Pilot Synthetic Training System program, and with Boeing to provide concurrency upgrades on P-8A simulators. Defence also received an order from the U.S. Navy for the next increment of a five-year contract valued at more than $160 million to provide contract instruction services for the Chief of Naval Air Training at five naval air stations. In addition, under a U.S. foreign military sale program the U.S. Navy awarded a contract to continue providing maintenance and sustainment services for the Royal Australian Navy’s MH-60R training systems.

The Defence book-to-sales ratio was 0.81x for the quarter and 1.03x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was a record $4.4 billion.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q3-2019	Q3-2018	Variance %
			Restated
Revenue		$330.2	$259.8	27%
Segment operating income		$25.2	$30.3	(17%)
Operating margins	%	7.6%	11.7
Total backlog		$4,398.5	$3,609.3	22%

Healthcare
Third quarter Healthcare revenue was $27.7 million compared to $27.9 million in the same quarter last year, and third quarter segment operating income was $0.6 million, compared to segment operating income of $1.5 million in the third quarter last year.

Healthcare announced the release of CAE Luna in January 2019, an innovative infant simulator designed to fulfill clinical training requirements for neonatal and infant care. As well, during the quarter, it developed two new CAE Blue Phantom skills trainers for healthcare simulation training: the Pediatric Regional Anesthesia Central Line and Cardio Echo ultrasound training models. Healthcare released CAE Vimedix 2.0 for ultrasound simulation, featuring new educational content and compatibility with new augmented reality add-on modules.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q3-2019	Q3-2018	Variance %
			Restated
Revenue		$27.7	$27.9	(1%)
Segment operating income		$0.6	$1.5	(60%)
Operating margins	%	2.2%	5.4

Additional financial highlights
Free cash flow was $155.1 million for the quarter compared to $146.0 million in the third quarter last year. The increase in free cash flow results mainly from a lower investment in non-cash working capital.

Income taxes this quarter were $14.2 million, representing an effective tax rate of 15%, compared to a negative effective tax rate of 9% for the third quarter last year. The negative tax rate last year was mainly related to the U.S. Tax Reform. The tax rate this quarter reflects the positive impact of tax audits in Canada and a change in the mix of income from various jurisdictions.

Growth and maintenance capital expenditures(7) totaled $61.6 million this quarter.

Net debt(8) at the end of the quarter was $985.7 million for a net debt-to-total capital ratio(9) of 29.4%. This compares to net debt of $795.1 million and a net debt-to-total capital ratio of 25.8% at the end of the preceding quarter.

CAE entered an agreement to issue US $550 million senior unsecured notes, subject to customary closing conditions. Proceeds will be used to fund CAE’s acquisition of Bombardier’s BAT Business and to refinance some of CAE’s existing debt and recent term loans announced on November 8, 2018. The notes will be issued in several US dollar denominated tranches with fixed interest rates ranging from 4.45 to 4.90 percent annually and maturities ranging from 10 to 15 years. Note holders include 19 large institutional investors in the U.S. and Canada.

Return on capital employed(10) was 11.7% compared to 11.9% last year, excluding the impacts of fiscal 2018 income tax recovery related to the U.S. tax reform and net gains on strategic transactions relating to our Asian joint-ventures.

CAE will pay a dividend of 10 cents per share effective March 29, 2019 to shareholders of record at the close of business on March 15, 2019.

During the three months ended December 31, 2018, CAE repurchased and cancelled a total of 1,923,400 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $25.54 per common share, for a total consideration of $49.1 million. On February 8, 2019, CAE received approval from its Board of Directors for the renewal of its NCIB to purchase up to 5,300,613 of its issued and outstanding common shares (approximately 2% of its outstanding shares) during the period from February 25, 2019 to no later than February 24, 2020.

Management outlook for growth in fiscal 2019 (IFRS 15 adjusted basis)
CAE’s core markets benefit from secular growth and the Company expects to exceed underlying market growth in fiscal year 2019. In Civil, the Company expects to continue generating low double-digit percentage operating income growth as current momentum for its innovative training solutions translates into market share gains and new training customer partnerships. As well, Civil expects to maintain its leadership position in FFS sales and to receive approximately 70 orders in fiscal 2019. In Defence, the Company continues to expect mid to high single-digit percentage operating income growth as it delivers from backlog and continues to win opportunities from a large pipeline. CAE expects Healthcare to resume double-digit growth this year with its broader market reach, expanded offering, and the continued launch of innovative products. The Company expects revenue and profit to be weighted to the second half of the fiscal year, owing to the impact of the adoption of IFRS 15 as it relates to simulator product deliveries, and a five-week work disruption which preceded the successful negotiation of a new collective agreement with CAE’s manufacturing employees in Canada. The Company has successfully accelerated production to mitigate the impact of this action and expects to deliver a record number of simulators in the last quarter of its fiscal year. Funding growth opportunities remains CAE’s top capital allocation priority and continues to be driven by and supportive of growing customer training outsourcings in its large core markets. CAE currently expects total annual capital expenditures to reach approximately $250 million in fiscal 2019. CAE prioritizes market-led capital investments that offer sustainable and profitable growth and accretive returns, and support its strategy to be the recognized worldwide training partner of choice. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2018 MD&A.

IFRS 15 - Revenue from Contracts with Customers
Effective April 1, 2018, CAE adopted IFRS 15 - Revenue from Contracts with Customers, which changes the way the Company recognizes revenue for certain of its customer contracts. The main impact of IFRS 15 to CAE is the timing of revenue recognized for certain training devices that were previously accounted for using the percentage-of-completion method that no longer meet the requirements for revenue recognition over time. Revenue for these training devices are instead recognized upon completion. While this change impacts the timing of contract revenue and profit recognition, there are no changes to cash flows from the contract. The financial results reported in the press release for the fiscal year ended March 31, 2018 have been restated to reflect the accounting changes required by IFRS 15 as the Company adopted the standard retrospectively this fiscal year. For more detailed information, including the impact on CAE’s fiscal 2018 results, refer to Note 2 of the interim consolidated financial statements for the quarter ended December 31, 2018.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended December 31, 2018 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q3 FY2019
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 9,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2019 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of words such as "may," "will," "intend," "believe," "expect," "anticipate," and similar references which are intended to identify forward-looking statements. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this press release describe our expectations as of February 8, 2019 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after February 8, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2019 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2019 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and moderately rising interest rates in fiscal 2019; a sustained level of competition in civil, defence & healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2019 contained in this news release, including, but not limited to factors including: maintenance of CAE’s market share in civil simulator sales in the face of price competition and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on February 8, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2019 financial guidance, are set out in CAE’s MD&A for the year ended March 31, 2018 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2018 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2019 outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(2) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (IDIQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(3) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(4) Segment operating income (SOI) is a non-GAAP measure and is our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(5) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
(6) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(7) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(8) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(9) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(10) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

	December 31	March 31	April 1
(amounts in millions of Canadian dollars)	2018	2018	2017
		Restated	Restated
Assets
Cash and cash equivalents	$361.7	$611.5	$504.7
Accounts receivable	577.3	452.0	450.1
Contract assets	497.3	439.7	348.5
Inventories	604.2	516.1	549.0
Prepayments	63.7	50.0	63.8
Income taxes recoverable	63.9	40.7	25.6
Derivative financial assets	7.7	13.3	23.4
Total current assets	$2,175.8	$2,123.3	$1,965.1
Property, plant and equipment	1,947.6	1,803.9	1,582.6
Intangible assets	1,318.0	1,055.6	944.0
Investment in equity accounted investees	297.8	242.7	375.8
Deferred tax assets	56.7	61.2	42.9
Derivative financial assets	11.2	11.5	16.0
Other assets	487.4	482.0	471.3
Total assets	$6,294.5	$5,780.2	$5,397.7

Liabilities and equity
Accounts payable and accrued liabilities	$893.5	$666.9	$686.1
Provisions	28.4	32.1	43.2
Income taxes payable	17.8	15.3	9.6
Deferred revenue	10.0	10.0	11.4
Contract liabilities	759.7	679.5	593.4
Current portion of long-term debt	230.6	52.2	51.9
Derivative financial liabilities	42.3	18.1	15.5
Total current liabilities	$1,982.3	$1,474.1	$1,411.1
Provisions	35.6	39.5	39.1
Long-term debt	1,116.8	1,208.7	1,203.5
Royalty obligations	137.0	140.8	138.5
Employee benefits obligations	194.0	200.6	157.7
Deferred gains and other liabilities	261.1	229.9	217.8
Deferred tax liabilities	194.2	184.7	213.0
Derivative financial liabilities	4.7	4.4	4.7
Total liabilities	$3,925.7	$3,482.7	$3,385.4
Equity
Share capital	$640.9	$633.2	$615.4
Contributed surplus	25.2	21.3	19.4
Accumulated other comprehensive income	248.9	260.3	191.1
Retained earnings	1,374.2	1,314.3	1,126.2
Equity attributable to equity holders of the Company	$2,289.2	$2,229.1	$1,952.1
Non-controlling interests	79.6	68.4	60.2
Total equity	$2,368.8	$2,297.5	$2,012.3
Total liabilities and equity	$6,294.5	$5,780.2	$5,397.7

Consolidated Income Statement

Nine months ended December 31	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2018	2017	2018	2017
		Restated		Restated

Revenue	$816.3	$828.2	$2,282.1	$2,102.6
Cost of sales	583.0	572.5	1,628.6	1,461.7
Gross profit	$233.3	$255.7	$653.5	$640.9
Research and development expenses	31.1	29.8	91.5	92.1
Selling, general and administrative expenses	101.4	98.6	292.0	268.5
Other gains – net	(2.5)	(15.1)	(17.1)	(33.1)
After tax share in profit of equity accounted investees	(9.7)	(8.8)	(23.1)	(31.9)
Operating profit	$113.0	$151.2	$310.2	$345.3
Finance expense – net	19.3	17.2	55.2	53.0
Earnings before income taxes	$93.7	$134.0	$255.0	$292.3
Income tax expense (recovery)	14.2	(11.8)	40.3	23.2
Net income	$79.5	$145.8	$214.7	$269.1
Attributable to:
Equity holders of the Company	$77.6	$143.8	$207.7	$263.7
Non-controlling interests	1.9	2.0	7.0	5.4
Earnings per share attributable to equity holders of the Company
Basic	$0.29	$0.54	$0.78	$0.98
Diluted	$0.29	$0.53	$0.77	$0.98

Consolidated Statement of Comprehensive Income

Nine months ended December 31	Three months ended December 31		Nine months ended December 31
(amounts in millions of Canadian dollars)	2018	2017	2018	2017
		Restated		Restated

Net income	$79.5	$145.8	$214.7	$269.1
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$137.9	$32.3	$51.8	$(41.1)
Reclassification to income of foreign currency differences	(2.0)	(4.3)	(17.9)	(24.3)
Net (loss) gain on cash flow hedges	(27.0)	(4.2)	(22.7)	20.3
Reclassification to income of gains (loss) on cash flow hedges	0.1	4.0	0.7	(6.1)
Net (loss) gain on hedges of net investment in foreign operations	(26.3)	(2.9)	(27.7)	28.5
Income taxes	3.9	2.6	8.6	2.5
	$86.6	$27.5	$(7.2)	$(20.2)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(14.6)	$(44.3)	$18.5	$(44.0)
Net gain on financial assets carried at fair value through OCI	0.1	—	—	—
Income taxes	3.9	11.9	(4.9)	11.8
	$(10.6)	$(32.4)	$13.6	$(32.2)
Other comprehensive income (loss)	$76.0	$(4.9)	$6.4	$(52.4)
Total comprehensive income	$155.5	$140.9	$221.1	$216.7
Attributable to:
Equity holders of the Company	$150.6	$138.9	$209.9	$213.5
Non-controlling interests	4.9	2.0	11.2	3.2

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
Nine months ended December 31, 2018	Common shares					Accumulated other
(amounts in millions of Canadian dollars,	Number of		Stated	Contributed		comprehensive	Retained				Non-controlling			Total
except number of shares)	shares		value		surplus	income		earnings		Total		interest		equity
Balances, beginning of period (Restated)	267,738,530		$633.2		$21.3	$260.3		$1,314.3		$2,229.1		$68.4		$2,297.5
Net income	—		$—		$—	$—		$207.7		$207.7		$7.0		$214.7
Other comprehensive (loss) income	—		—		—	(11.4)		13.6		2.2		4.2		6.4
Total comprehensive (loss) income	—		$—	$	$—	$ $(11.4)	$	$221.3	$	$209.9	$	$11.2	$	$221.1
Stock options exercised	771,825		13.3		(1.8)	—		—		11.5		—		11.5
Optional cash purchase of shares	1,873		0.1		—	—		—		0.1		—		0.1
Common shares repurchased and cancelled	(3,610,100)		(8.7)		—	—		(84.1)		(92.8)		—		(92.8)
Share-based compensation expense	—		—		5.7	—		—		5.7		—		5.7
Stock dividends	113,600		3.0		—	—		(3.0)		—		—		—
Cash dividends	—		—		—	—		(74.3)		(74.3)		—		(74.3)
Balances, end of period	265,015,728		$640.9		$25.2	$248.9		$1,374.2	$	$2,289.2		$79.6		$2,368.8
	Attributable to equity holders of the Company
Nine months ended December 31, 2017	Common shares					Accumulated other
(amounts in millions of Canadian dollars,	Number of		Stated	Contributed		comprehensive	Retained				Non-controlling			Total
except number of shares)	shares		value		surplus	income		earnings		Total		interest		equity
Balances, beginning of period (Restated)	268,397,224		$615.4		$19.4	$191.1		$1,126.2		$1,952.1		$60.2		$2,012.3
Net income	—		$—		$—	$—		$263.7		$263.7		$5.4		$269.1
Other comprehensive loss	—		—		—	(18.0)		(32.2)		(50.2)		(2.2)		(52.4)
Total comprehensive (loss) income	—	$	$—	$	$—	$ $(18.0)	$	$231.5	$	$213.5	$	$3.2	$	$216.7
Stock options exercised	1,002,300		15.2		(2.4)	—		—		12.8		—		12.8
Optional cash purchase of shares	1,496		—		—	—		—		—		—		—
Common shares repurchased and cancelled	(2,061,500)		(4.8)		—	—		(39.6)		(44.4)		—		(44.4)
Share-based compensation expense	—		—		4.4	—		—		4.4		—		4.4
Additions to non-controlling interests	—		—		—	—		—		—		3.3		3.3
Dividends to non-controlling interests	—		—		—	—		—		—		(2.5)		(2.5)
Stock dividends	108,899		2.4		—	—		(2.4)		—		—		—
Cash dividends	—		—		—	—		(67.4)		(67.4)		—		(67.4)
Balances, end of period (Restated)	267,448,419		$628.2		$21.4	$173.1		$1,248.3		$2,071.0		$64.2		$2,135.2

Consolidated Statement of Cash Flows

Nine months ended December 31
(amounts in millions of Canadian dollars)	2018	2017
		Restated
Operating activities
Net income	$214.7	$269.1
Adjustments for:
Depreciation of property, plant and equipment	97.3	90.8
Amortization of intangible and other assets	56.4	61.1
After tax share in profit of equity accounted investees	(23.1)	(31.9)
Deferred income taxes	24.9	(9.8)
Investment tax credits	(8.0)	(14.4)
Share-based compensation	3.4	7.9
Defined benefit pension plans	12.4	6.0
Amortization of other non-current liabilities	(22.1)	(24.0)
Derivative financial assets and liabilities – net	4.4	4.8
Remeasurement of investment, net of reorganization and other costs	—	(4.0)
Other	3.5	(15.1)
Changes in non-cash working capital	0.3	(75.0)
Net cash provided by operating activities	$364.1	$265.5
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(33.5)	$(124.4)
Net proceeds from disposal of interests in investment	—	117.8
Addition of assets through the monetization of royalties	(202.7)	—
Capital expenditures for property, plant and equipment	(155.6)	(116.5)
Proceeds from disposal of property, plant and equipment	2.5	16.4
Additions to intangibles	(62.1)	(31.9)
Net payments to equity accounted investees	(27.0)	(11.7)
Dividends received from equity accounted investees	7.1	23.6
Other	2.9	0.7
Net cash used in investing activities	$(468.4)	$(126.0)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	$237.0	$106.0
Repayment of borrowing under revolving unsecured credit facilities	(237.0)	(106.0)
Proceeds from long-term debt	84.3	27.3
Repayment of long-term debt	(66.6)	(23.8)
Repayment of finance lease	(8.3)	(15.6)
Dividends paid	(74.3)	(67.4)
Issuance of common shares	11.6	12.8
Repurchase of common shares	(92.8)	(44.4)
Other	—	(1.9)
Net cash used in financing activities	$(146.1)	$(113.0)
Effect of foreign exchange rate changes on cash
and cash equivalents	$0.6	$(0.4)
Net (decrease) increase in cash and cash equivalents	$(249.8)	$26.1
Cash and cash equivalents, beginning of period	611.5	504.7
Cash and cash equivalents, end of period	$361.7	$530.8
Supplemental information:
Interest paid	$38.0	$38.8
Interest received	10.5	9.5
Income taxes paid	23.4	30.6